

December 4, 2015

Via E-Mail
B. Shayne Kennedy
Latham & Watkins LLP
50 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925

> **Re:** **Puma Biotechnology, Inc.**
> **PRER14A filed December 4, 2015**
> **File No. 001-35703**

Dear Mr. Kennedy:

We have reviewed your filing listed above and your correspondence in response to our comment letter dated December 1, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your consent revocation statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms have the same meaning as in your consent revocation statement.

PRER14A

Reasons to Reject the Eshelman Consent Proposal, page 2

1. We note your response to our prior comment 1. Please revise your disclosure to provide stock ownership figures for each of the Company's directors, not just the independent director with the largest ownership interest.

2. Please revise your characterization as to the background of the Eshelman nominees to state it as a belief or opinion.

3. We note your disclosure in the final bullet of this section in response to prior comment 15. As requested in our prior comment, please provide additional information about the investors you cite and identify the beneficial ownership held by such parties.

Proposal 4, page 3

4. We note your response to prior comment 8. Please revise your disclosure to explain why the addition of new directors would "inherently disrupt [the Company's] existing processes and likely delay its current plans."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions